Exhibit 99.1

Prenetics Announces US$20 Million Stock Repurchase Program and Inclusion into the MSCI Global Micro Cap Index

LONDON AND HONG KONG, November 30, 2022 – Prenetics Global Limited (NASDAQ: PRE) (“Prenetics” or the “Company”), a global leader in genomic and diagnostic testing, today announced that its board of directors has authorized a share repurchase program, and that it has been included as a constituent stock in the MSCI Global Micro Cap Index (Hong Kong), with such inclusion to become effective after the U.S. market close today.

Board Approval of Share Repurchase Program

The Company’s board of directors has authorized a share repurchase program under which the Company may repurchase its class A ordinary shares with an aggregate value of up to US$20 million during a 24-month period (the “Repurchase Program”).

Under the Repurchase Program, the Company may make repurchases from time to time through open market transactions at prevailing market prices, in privately negotiated transactions, in block trades, and/or through other legally permissible means, and the Company may enter into one or more trading plans. The Company plans to fund the repurchase program using existing cash and cash equivalents or future cash flow. The timing and amount of the share repurchases made pursuant to the program will be decided by the Company based on its evaluation of market conditions and be subject to various factors, including the Company’s capital position, liquidity, financial performance and alternative uses of capital, stock trading price, regulatory requirements and general market conditions. This repurchase authorization does not obligate the Company to acquire any specific number of shares or securities and may be modified, suspended or discontinued at any time.

Inclusion in the MSCI Global Micro Cap Index (Hong Kong)

Effective after the U.S. market close today, Prenetics will be included as a constituent stock in the MSCI Global Micro Cap Index (Hong Kong).

Following the inclusion of Prenetics, there will be a total of 17 HK-headquartered companies included in this Hong Kong index. According to MSCI, the entire MSCI Global Micro Cap index includes a total of 299 constituents in 22 developed markets (with Hong Kong included). Please visit the below link for more information.

https://www.msci.com/our-solutions/indexes/market-classification

MSCI is a leading provider of global equity indices. It is widely recognised as a benchmark for global institutional investors to optimise their investment portfolios especially passive index funds. It covers companies with good operation results in particular and assessments are based on some objective factors such as market capitalisation, free float and liquidity, foreign inclusion factor requirement and minimum length of trading requirement etc.

Danny Yeung, Chief Executive Officer and Co-founder of Prenetics, said “Our announcement today of our share repurchase program demonstrates our commitment to deliver long term value to our shareholders. We believe the recent volatility not only in the global market but in particular of our shares, driven by the expiry of our lock-up, which are now trading below our net book value of US$207m has provided us with an opportunity to generate strong returns for our shareholders.

Our business fundamentals remain strong with a very healthy balance sheet of US$250m in net current assets, and are on target to deliver an uplifted financial forecast in the range of US$270-280m in revenue and US$47-53m in adjusted EBITDA for FY2022. We remain committed to a disciplined and flexible capital allocation strategy in conjunction with other opportunities such as organic growth, M&A and other forms of accreditive capital deployment.”

In addition, Prenetics’ inclusion in the MSCI Global Micro Cap Index (Hong Kong) represents a key milestone and reflects the confidence of stakeholders in the Company’s long term growth strategy. This is the first index in which Prenetics is included and we look forward to being included in additional indices in the short-term future.”

About Prenetics

Founded in 2014, Prenetics is a major global diagnostics and genetic testing company with the mission to bring health closer to millions of people globally and decentralize healthcare by making the three pillars — Prevention, Diagnostics and Personalized Care — comprehensive and accessible to anyone, at anytime and anywhere. Prenetics is led by visionary entrepreneur, Danny Yeung, with operations across 9 locations, including United Kingdom, Hong Kong, India, South Africa, and Southeast Asia. Prenetics develops consumer genetic testing and early colorectal cancer screening; and provides COVID-19 testing, rapid point of care and at-home diagnostic testing and medical genetic testing. To learn more about Prenetics, visit www.prenetics.com.

Enquires:

Investors:

investors@prenetics.com

Media:

Strategic Public Relations Group
Vicky Lee	+852 2864 4834	Email: vicky.lee@sprg.com.hk
Corinne Ho	+852 2114 4911	Email: corinne.ho@sprg.com.hk
Holly Szeto	+852 2864 4853	Email: holly.szeto@sprg.com.hk
www.sprg.com.hk

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding our future financial and operating performance, including our outlook and guidance, and our strategies, priorities and business plans. These statements include, but are not limited to, statements by our management or the Board regarding expectations for the repurchase of our common shares, including the aggregate amount, timing, and manner of such repurchases, and statements of plans, objectives, and expectations of us, our management or the Board. Our expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Factors that could impact our actual results include, but are not limited to: changes in applicable laws or regulations applicable to Prenetics; developments related to the COVID-19 pandemic; the regulatory environment and changes in laws, regulations or policies in which Prenetics operate; Prenetics’ ability to successfully compete in highly competitive industries and markets; Prenetics’ ability to continue to adjust its offerings to meet market demand; Prenetics’ ability to attract customers to choose its products and services and grow its ecosystem; political instability in the jurisdictions in which Prenetics operates; the overall economic environment and general market and economic conditions in the jurisdiction in which Prenetics operates; and Prenetics’ ability to execute its strategies, manage growth and maintain its corporate culture as it grows. In addition to the foregoing factors, you should also carefully consider the other risks and uncertainties included in Prenetics’ filings with the U.S. Securities and Exchange Commission (the “SEC”) from time to time. Because of these uncertainties, you should not make any investment decisions based on our estimates or forward-looking statements. Prenetics does not undertake any obligation to update any forward-looking statement, whether as a result of new information, future developments, or otherwise, except as required under applicable law.

Website

Prenetics intends to use its website as a distribution channel of material company information. Financial and other important information regarding the Company is routinely posted on and accessible through the Company’s website at https://www.prenetics.com/. Accordingly, we recommend you to monitor the investor relations portion of our website at https://ir.prenetics.com/ in addition to following our press releases, SEC filings, and public conference calls and webcasts. In addition, you may automatically receive email alerts and other information about the Company when you enroll your email address by visiting the “Request Email Alerts” section of our investor relations page at https://ir.prenetics.com/. However, the additional information contained on our website is not part of our SEC filings.